EXHIBIT 19.1

Western Midstream Partners, LP Western Midstream Holdings, LLC Insider Trading Policy As Adopted by the Board of Directors on November 2, 2021

Application
Western Midstream Holdings, LLC (the “General Partner”), the general partner of Western Midstream Partners, LP (“WES”), (“WES” and, together with the General Partner and WES’s subsidiaries, the “Partnership Group”), is owned by Occidental Petroleum Corporation (“Occidental”). References in this policy to an “employee” or “employees” refer to employees of Occidental, the General Partner, WES or any of their affiliates, to the extent that they perform services on behalf of the Partnership Group. This policy applies to such employees and to the officers and members of the Board of Directors of the General Partner (the “Board of Directors”) and extends to all activities within and outside an individual’s duties. Every officer, director and employee must review this policy. Questions regarding the policy should be directed to the General Partner’s General Counsel.
Policy
A.    Introduction
Federal insider trading laws generally prohibit any director, officer or other employee (collectively “insiders”) who possesses material nonpublic information concerning WES from purchasing or selling WES securities or passing on such information to others who could purchase or sell such securities. As described below, substantial legal consequences may result from violation of such laws. It is WES’s policy that, if any insider possesses material nonpublic information, neither the insider nor members of his or her family (including others residing in the same household) may (i) buy or sell WES securities (or options relating to such securities) or (ii) pass on such information to others. This policy does not provide exceptions for personal trading transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure or the desire to make regular, periodic purchases of WES’s securities), unless an individual has a valid trading plan in place that meets the requirements of Rule 10b5 -1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that has been authorized by the General Counsel of the General Partner.
These same restrictions also apply with respect to the purchase or sale of securities issued by other companies (or options relating to such securities) if the insider has acquired material nonpublic information relating to such companies in the course of his or her employment or affiliation with the Partnership Group or Occidental. For example, under some circumstances, WES’s policy would prohibit purchasing or selling the securities of a company that a member of the Partnership Group was considering acquiring, or against which a member of the Partnership Group might have a substantial claim, or with which a member of the Partnership Group has a joint venture or operating agreement; provided that in each instance, such information is material and nonpublic.

It is important to remember that if your securities transactions become the subject of scrutiny, they will be viewed after the fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully not only this policy but how Securities and Exchange Commission (“SEC”) regulators and others might view your transaction in hindsight and with all the facts disclosed.

B.    Material Nonpublic Information
WES is subject to certain disclosure obligations under the federal securities laws and the rules of the New York Stock Exchange (the “NYSE”), on which WES’s common units are traded. Under the federal securities laws and the rules of the NYSE, WES is obligated in certain circumstances to disclose to the public “material” information concerning WES.
There are no simple tests for determining materiality. A determination depends on the facts and circumstances in each case. A fact is material if there is a substantial likelihood that, in light of all the circumstances, disclosure would be viewed by a reasonable investor as having significantly altered the “total mix” of information available. Such material fact need not be determinative of the investor’s decision to buy, sell or hold securities so long as it would have assumed actual significance in the deliberations of a reasonable investor. The materiality of information regarding contingent or speculative events is generally determined by balancing the probability that the event will occur and the anticipated magnitude of the event assuming it occurs. The following are examples of information which, in certain circumstances, may be material:
•annual and quarterly financial results which vary significantly from expectations;
•significant unexpected or unusual gains or losses in major operations;
•negotiations and agreements regarding major joint ventures, acquisitions or divestitures;
•gain or loss of a significant customer;
•business combinations or tender offers;
•new equity or debt offerings;
•planned sales of common units by affiliates;
•significant changes in contract prices;
•an increase or decrease in distributions on WES’s common units;
•major regulatory changes;
•changes in senior management; and
•major cybersecurity incidents.
This list of examples is not intended to be exhaustive and other types of information may also be material.
Public disclosure means disclosure in a manner designed to disseminate the information promptly and widely. In general, WES disseminates information by releasing a press release to news agencies and disclosure within a report filed by WES with the SEC.

Selective disclosure to a few persons, such as securities analysts, if it were to occur, does not constitute public disclosure of information. When material information has been publicly disclosed, each insider should continue to refrain from buying or selling the securities in question until the information has been adequately disseminated to the public.

Adequate dissemination requires allowing enough time for investors to evaluate the information and for the market to react to the information. Therefore, an insider should not enter into a trade immediately after WES has made a public announcement of material information. Absent an imposed blackout period (as discussed below), the appropriate period between an announcement and a subsequent trade depends on the nature of the information disclosed. Generally, information will be deemed for purposes of this policy to have been adequately disseminated to and absorbed by the market upon the passage of two full trading days after its release. For the purposes of this policy, a “trading day” shall mean any day on which the New York Stock Exchange is open for trading. When more complex matters such as a prospective major acquisition or disposition are announced, it may be necessary to allow additional time for the information to be absorbed by investors. If an insider has any question whether sufficient time has passed since an announcement, he or she should contact the General Counsel of the General Partner for guidance.
C.    Blackout Periods
WES has adopted a “blackout period” policy applicable to Covered Persons during which time Covered Persons may not trade in WES securities. Regularly scheduled blackout periods will occur each fiscal quarter, beginning on the last calendar day of the quarter and ending two full trading days following the public release of the applicable quarter’s earnings. Notwithstanding the foregoing, common-unit withholding or the election to pay cash to cover taxes due upon the vesting of phantom unit awards are permitted during blackout periods.
“Covered Persons” are (i) all employees who work in WES’s Denver, Colorado or The Woodlands, Texas offices; (ii) all directors of the General Partner; (iii) all WES officers (wherever located); and (iv) any other person (a “Designated Person”) that the General Counsel of the General Partner designates from time to time for purposes of this policy.
From time to time, there may be material developments concerning WES (such as pending discussions regarding a material transaction or an important commercial development) for which an event-specific blackout period will be imposed. Any Covered Person made aware of the existence of an event-specific blackout period must refrain from trading in WES securities during such time and should not disclose the existence of the event-specific blackout to any other person.
These black-out period restrictions and requirements also apply to the immediate family members of Covered Persons and others who live in their homes, as well as any trust, partnership, or other entity in which the Covered Person, their immediate family members, or others living in their home, has or shares control.
D.    Legal Penalties
Persons who violate the federal insider trading laws described above are liable for the amount of such profit gained (or loss avoided) and are subject to significant potential civil and criminal penalties. The civil penalties include a penalty of up to three times the profit gained (or loss avoided). In addition, the criminal penalties can be as much as $5 million and 20 years imprisonment per violation.

These legal liabilities may be applied not only to those who trade on material nonpublic information but also to persons who pass on such information to others who engage in illegal conduct. Employees should also be aware that the Partnership Group, its directors and officers and certain managerial personnel might, under some circumstances, be held liable for violations of the insider trading laws by other persons employed by or associated with the Partnership Group.
E.    Maintaining Confidentiality
All employees should avoid communicating nonpublic information of WES to any person (including family members and friends) unless the person has a need to know the information for reasons related to the business of WES. This policy applies without regard to the materiality of the information. Consistent with the foregoing, employees should be discreet with nonpublic information and refrain from discussing it in public places where it can be overheard, such as elevators and other public spaces in the Partnership Group’s or Occidental’s offices, restaurants, taxis, airplanes, etc.
F.    Option Trading
Financial markets provide a wide array of products for investors which go beyond traditional stocks and bonds. While many of these products can be and are used to limit losses caused by a decrease in the value of the underlying securities, they can cause unlimited liability for those inexperienced in their use. Due to the possibility of unlimited liability and the pressure such exposure can place on anyone holding such investments and to avoid the appearance that insiders have any motivation to engage in efforts to manipulate, either directly or indirectly, the value of any of WES’s securities, WES insiders are expressly prohibited from directly or indirectly entering into equity derivative or other financial instruments (including, but not limited to, options, puts, calls, swaps, collars, forward contracts, hedges, exchange funds or short sales) that would have the effect of limiting downward market risk of owning WES securities (including equity securities received as part of a compensation program as well as WES equity securities acquired personally). This policy:
•applies to the purchase or sale of any product or otherwise entry into any agreement that would allow the individual to realize proceeds from unvested options, restricted units or phantom units granted to the individual by WES before or after such time as such options or units are fully vested in the individual.
•applies to any contribution, or agreement to contribute, any security of WES to a corporation, trust, partnership, limited liability company or similar entity, the purpose of which is to limit an individual’s exposure to volatility in the price of any WES security, or the entry into agreement(s) having a similar purpose; except that individuals may contribute their securities in WES to such entities for estate planning purposes.
•applies to the purchase or sale of any put or call options or any combination thereof for the future purchase or sale of WES’s securities, whether or not the individual owns WES’s securities in sufficient quantities to cover the individual’s obligations under the derivative.
•prohibits all insiders from selling short any of WES’s securities.
This prohibition does not apply to securities issued by other companies (or options relating to such securities), but note that (a) Occidental has a separate Anti-Hedging Policy for its directors and employees, and (b) federal insider trading laws prohibit trading in securities or derivatives of any company, including Occidental, while in possession of material nonpublic information obtained through your affiliation with WES.
G.    Trading
Prior to trading in any WES security, each employee must determine whether they are in possession of any material nonpublic information. If the employee is not certain or has any questions or concerns as to whether the employee is in possession of any material nonpublic information related to WES, they should direct the question to the General Counsel of the General Partner, or in the absence of the General Counsel, the President and Chief Executive Officer of the General Partner. Only after making a determination that the employee is not in possession of material nonpublic information related to WES that would cause a violation of this policy may the employee trade in WES securities.
The General Partner has determined that the officers and directors of the General Partner must not trade in WES securities without first complying with the General Partner’s “preclearance” process. An officer or director must contact the General Partner’s General Counsel prior to commencing any trade in WES securities. The General Counsel will consult as necessary with senior management of the General Partner before clearing any proposed trade. Any proposed trade cleared by the General Partner’s General Counsel shall be reported immediately to the General Partner’s Chief Executive Officer.
H.    Rule 10b5-1 Trading Plans
Rule 10b5-1 under the Exchange Act provides a defense to insider trading allegations and liability. To be eligible for this defense, an insider may enter into a “10b5-1 plan” for trading in WES securities. If the plan meets the requirements of Rule 10b5-1, WES securities may be purchased or sold without regard to certain insider trading restrictions, including those specified in this policy. A Rule 10b5-1 plan must be entered into in good faith at a time when no blackout period is in effect and the person entering into the plan is not otherwise aware of material nonpublic information. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.
All 10b5-1 plans, including any modifications to a previously approved plan, must be pre-approved by the General Counsel of the General Partner. No further pre-approval of transactions conducted pursuant to the plan will be required.

I. Compliance
WES considers compliance with these policies of the utmost importance. Persons who violate these policies will be subject to disciplinary action, including but not limited to dismissal from the Partnership Group or Occidental. Please direct any questions regarding employees’ responsibilities under these policies to the General Partner’s General Counsel.